Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 10, 2022 DATE AND TIME: On February 10, 2022, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: 1. Elected to the position of Officer LUCIANA NICOLA SCHNEIDER, Brazilian, married, bank clerk, bearer of the identity card (RG-SSP/SP) No. 29629386-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) No. 270049978-63, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 6º andar, Parque Jabaquara, CEP 04344-902, for the current annual term of office, the said term expiring on the date those elected at the meeting of the Board of Directors following the Annual General Stockholders’ Meeting of 2022 take office. 1.1. Recorded that the elected Officer: (i) has submitted documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”), and in Article 3 of CMN Instruction No. 367/02, including clearance certificates, being all documents filed at the Company’s head office; and (ii) will be vested in her position following approval of her election by the Central Bank of Brazil (“BACEN”). 2. Recorded also that the other positions in the Board of Officers and assignment of responsibilities were not changed. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed. São Paulo (SP), February 10, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence